Beckstead and Watts, LLP

Certified Public Accountants

2425 W Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984 tel

702.362.0540 fax

January 24, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for instaCare Corp. (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2005 and 2004. On January 3, 2007, we notified the Company that we would not stand for re-appointment as the Company’s auditor for the year ended December 31, 2006. We have read the Company's statements included under Item 4 of its Form 8-K dated January 24, 2007, and we agree with such statements except that we cannot confirm or deny that the appointment of Weaver & Martin, LLC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ Beckstead and Watts, LLP

Beckstead and Watts, LLP